**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**October 9, 2012**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**


**Ambarella, Inc.**


**File No. 333 -174838 – CF #28608**

_____

Ambarella, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 10, 2011, as amended.

Based on representations by Ambarella, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.8.1 | January 31, 2013 |
| Exhibit 10.8.2 | January 31, 2013 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Daniel Morris
Special Counsel